SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Advanced Medical Optics, Inc.

(Name of Subject Company)

Rainforest Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number of Class of Securities)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth C. Kitslaar, Esq.

Jones Day

77 West Wacker

Chicago, Illinois 60601

Telephone: (312) 782-3939

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
Not applicable	Not applicable

☐            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

The following press release was issued by Abbott Laboratories on January 26, 2009.

For Immediate Release

Abbott to Commence Tender Offer on Jan. 27 for All Outstanding Shares of Advanced Medical Optics, Inc.

Media: Scott Stoffel (847) 936-9502

ABBOTT PARK, Ill., Jan. 26, 2009 — Abbott will commence tomorrow, Tuesday, Jan. 27, 2009, a cash tender offer for all outstanding shares of common stock of Advanced Medical Optics, Inc. (AMO) for $22 per share. The tender offer will be made pursuant to the terms of the Agreement and Plan of Merger, dated Jan. 11, 2009, by and among Abbott, Rainforest Acquisition Inc., a wholly owned subsidiary of Abbott, and AMO, which Abbott and AMO announced on Jan. 12, 2009.

Financial: Tina Ventura (847) 935-9390

The consummation of the tender offer will be conditioned on the tender of a majority of the outstanding shares of AMO’s common stock on a fully diluted basis, as well as receipt of antitrust clearances, and other conditions that will be specified in the offer documents. Following completion of the tender offer and, if required, receipt of stockholder approval, Abbott expects to consummate a merger in which remaining AMO stockholders will receive the same cash price per share as paid in the tender offer.

As part of the transaction with AMO, Abbott has entered into tender and support agreements with ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit and James V. Mazzo, pursuant to which such stockholders have committed to accept the tender offer and to tender all AMO shares owned by them, which represents approximately 12.5 percent of AMO’s outstanding shares on a fully diluted basis.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs more than 68,000 people and markets its products in more than 130 countries.

Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

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Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Abbott will file a tender offer statement with the U.S. Securities and Exchange Commission (the “SEC”). Investors and AMO securities holders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement that will be filed by AMO with the SEC, because they will contain important information. These documents will be available at no charge at the SEC’s Web site at http://www.sec.gov.

— Private Securities Litigation Reform Act of 1995 —
A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for the purposes of the Private Securities Litigation Reform Act of 1995. We caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements including: the tender offer may not be completed or the merger may not be consummated for reasons including because conditions precedent to the completion of the acquisition may not be satisfied. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2007, and in Item 1A, “Risk Factors,” to Abbott’s Quarterly Report on Securities and Exchange Commission Form 10-Q for the quarters ended June 30, 2008, and Sept. 30, 2008, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

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